

February 18, 2014

Via E-mail
Mark M. Chloupek
Executive Vice President and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, TX 75038

> **Re:** **La Quinta Holdings Inc.**
> **Registration Statement on Form S-1**
> **Submitted February 10, 2014**
> **File No. 333-193860**

Dear Mr. Chloupek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Company Overview, page 1

1.   We note your disclosure on page 2 that RevPAR Index measures a hotel's fair market share of its competitive set's revenue per available room and is calculated by comparing the hotel's RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. We also note the definition of RevPAR Index on page iii that indicates the owner of each La Quinta hotel exercises its discretion in identifying the competitive set of properties and you initially review the competitive set. Please tell us with a view toward disclosure how much discretion is exercised by each owner in determining the competitive set and describe STR's guidelines, including how strictly such guidelines are followed in determining the RevPAR Index. Please briefly describe for us any information provided by STR for determining the RevPAR Index and whether STR calculates the RevPAR Index. In addition, please clarify what you mean by you review each hotel's competitive set on an "ongoing basis."

<u>Our hotels are geographically concentrated . . ., page 26</u>

2.   We note your disclosure on page 119 that 52 of your 175 pipeline properties are to be located in Texas. Please revise your risk factor disclosure on page 26 to clarify that approximately 29% of your pipeline properties are to be located in Texas.

<u>Results of Operations, page 78</u>

3.   We note your revised disclosure on page 79, in response to comment 6 of our letter dated January 16, 2014, indicating that "to the extent our system grows through an increase in number of franchised hotels, revenues and expenses will increase at a significantly slower rate." We also note your disclosure on page 79 that each of your pipeline hotels is represented by an executed franchise agreement. Please revise to clarify, if true, here and in the summary, that as you are growing your system through an increase in the number of franchised hotels, you expect revenues and expenses to increase at a significantly slower rate than the increase in the number of hotels.

<u>Company Overview, page 112</u>

4.   We note your response to comment 31 of our letter dated January 16, 2014. Please revise your summary risk factors to clarify that the average age of your owned hotels is 26 years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael D. Nathan, Esq.
       Simpson Thacher & Bartlett LLP